SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18298

UNITRIN, INC. 401(K) SAVINGS PLAN

A.    (Full Title of Plan)

Unitrin, Inc.

One East Wacker Drive

Chicago, IL 60601

B.    (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2004, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2004, and the related schedule thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

Unitrin, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Chicago, Illinois

June 17, 2005

Unitrin, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2004 and 2003

(Dollars in Thousands)

	2004	2003
Assets
Participant-Directed Investments (See Note 3)	$226,943	$206,527
Employer Contributions Receivable	526	309
Participant Contributions Receivable	1,497	1,349

Total Assets	228,966	208,185
Benefit Claims Payable	316	57

Net Assets Available for Benefits	$228,650	$208,128

The Notes to the Financial Statements are an integral part of these financial statements.

Unitrin, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions	$5,847
Participant Contributions	19,949
Net Appreciation in Fair Value of Investments	14,441
Interest from Participant Loans	531
Dividends from Common Stock	803

Total Additions to Net Assets	41,571

Deductions From Net Assets Attributed to:
Benefits Provided to Participants	20,676
Investment Expenses	373

Total Deductions from Net Assets	21,049

Increase in Net Assets Available for Benefits	20,522
Net Assets Available for Benefits, Beginning of the Year	208,128

Net Assets Available for Benefits, End of the Year	$228,650

The Notes to the Financial Statements are an integral part of these financial statements.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note 1 – Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) included herein have been prepared on an accrual basis under accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Significant Accounting Policies

Investments, except for loans to participants, are stated at fair value. Loans to participants are stated at unpaid principal balances. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Fair values of common stock trusts are valued using quoted market prices of the underlying common stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Benefits provided to participants are recorded when incurred.

Note 2 - Plan Description

The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan, which is available to employees of Unitrin, Inc. (“Unitrin” or the “Company”) and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Employees of the Companies generally become eligible to receive the Unitrin matching contribution following the employee’s first full year of employment.

Note 2 - Plan Description (continued)

Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Depending upon a participant’s job classification and employer, through July 31, 2004, Unitrin either provided (i) a monthly matching contribution of 50% of the first 6% of compensation contributed by the participant or (ii) an annual matching contribution of 100% of the first $100 contributed by the participant and 50% of the next $400 contributed by the participant. Effective August 1, 2004, for all participants regardless of job classification or employer, Unitrin provides a monthly matching contribution of 50% of the first 6% of compensation contributed by the participant. Participants are 100% vested in Company contributions after three years of employment.

The Plan provides for 100% vesting of Company contributions in the event of a Change of Control as defined in the Plan. Subject to certain limitations, participants are permitted to invest in (i) certain investment funds sponsored by the Capital Amvescap group of companies (Invesco Stable Value Trust, Invesco 500 Index Trust, AIM Premier Equity Fund, AIM Total Return Fund, AIM Dynamics Fund and AIM Money Market Funds, Inc.), Janus (Janus Small Cap Value Fund and Janus Overseas Fund), PIMCO Funds (PIMCO Funds Total Return Fund), The Dreyfus Corporation (“Dreyfus”) (Dreyfus Appreciation Fund, Inc.) and Fidelity Investments (Fidelity Advisor Growth Opportunities Fund) and (ii) the Unitrin Common Stock Trust. An individual account is maintained by Amvescap Retirement, Inc., the Plan’s recordkeeper, for each participant and updated to reflect contributions, actual investment income and withdrawals. Each participant may suspend, resume, or change their rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balance, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator.

During 2004, the Plan notified participants that they would no longer be able to hold investments in Curtiss-Wright Corporation Stock Trust and White Mountain Stock Trust. Participants were informed that these options were being eliminated and given a period of six months to transfer their Curtiss-Wright Corporation Stock Trust balances into other investment options and four months to transfer their White Mountain Stock Trust balances into other investment options. At the end of these periods, all remaining, untransferred balances were transferred into the Invesco Stable Value Trust fund.

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 3 - Investments

All investments are directed by participants and held by the Plan’s Trustee, Amvescap National Trust Co. Investments that represent five percent or more of the Plan’s net assets at December 31, 2004 or 2003 were:

(Dollars in Thousands)	December 31,
Investment	2004	2003
Invesco Stable Value Trust	$63,447	$60,971
Dreyfus Appreciation Fund, Inc.	26,940	24,053
Unitrin Common Stock Trust	22,287	19,268
Invesco 500 Index Trust	17,421	13,832
AIM Premier Equity Fund	16,434	16,824
PIMCO Funds Total Return Fund	13,925	12,919
Janus Small Cap Value Fund	13,310	9,885
AIM Total Return Fund	12,805	12,280
AIM Dynamics Fund	12,153	10,715

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, and other fund or investment company distributions) appreciated in value as follows:

(Dollars in Thousands)
Investment
Invesco Stable Value Trust	$2,605
Unitrin Common Stock Trust	1,946
Invesco 500 Index Trust	1,659
Janus Small Cap Value Fund	1,485
Dreyfus Appreciation Fund, Inc.	1,401
Janus Overseas Fund	1,309
AIM Dynamics Fund	1,224
AIM Premier Equity Fund	847
PIMCO Funds Total Return Fund	651
Fidelity Advisor Growth Opportunities Fund	536
AIM Total Return Fund	467
Curtiss-Wright Corporation Stock Trust	288
White Mountain Stock Trust	23

Net Appreciation in Fair Value of Investments	$14,441

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 - Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. The Plan obtained a favorable determination letter dated October 29, 2002 from the Internal Revenue Service (the “IRS”). Subsequent to the receipt of the determination letter, the Plan was amended. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of Unitrin common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.

If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts of the loans will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made on the loans are generally not tax deductible.

Note 5 - Related Parties

Participants are permitted to invest in certain investment funds sponsored by the Capital Amvescap group of companies. The Plan’s recordkeeper and custodian are affiliates of the Capital Amvescap group of companies.

One of Unitrin’s directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc., which is an investment option in the Plan.

Plan assets at December 31, 2004 and 2003 included 490,362 shares and 465,289 shares of Unitrin common stock, respectively, at an aggregate fair value of approximately $22.3 million and $19.3 million, respectively. For the years ended December 31, 2004 and 2003, the Plan recorded dividends of approximately $0.8 million and $0.7 million, respectively, from participants’ investments in the Unitrin Common Stock Trust.

Unitrin, Inc. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2004

(Dollars in Thousands)

EIN #: 95-4255452

PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Invesco Stable Value Trust	Collective Trust	$63,447

*	Dreyfus Appreciation Fund, Inc.	Mutual Fund Shares	26,940

*	Unitrin Common Stock Trust	Common Stock	22,287

*	Invesco 500 Index Trust	Collective Trust	17,421

*	AIM Premier Equity Fund	Mutual Fund Shares	16,434

	PIMCO Funds Total Return Fund	Mutual Fund Shares	13,925

	Janus Small Cap Value Fund	Mutual Fund Shares	13,310

*	AIM Total Return Fund	Mutual Fund Shares	12,805

*	AIM Dynamics Fund	Mutual Fund Shares	12,153

	Janus Overseas Fund	Mutual Fund Shares	9,299

	Fidelity Advisor Growth Opportunities Fund	Mutual Fund Shares	8,421

*	AIM Money Market Funds, Inc.	Mutual Fund Shares	1

*	Participants	Participant Loans (5.0% - 11.5% Maturing 2005 to 2015)	10,500

			$226,943

*	This party is known to be a party-in-interest to the Plan.

See Accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITRIN, INC. 401(k) SAVINGS PLAN

By:	Unitrin, Inc.

/s/ Richard Roeske
Richard Roeske
Vice President

June 17, 2005